SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2010
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Masaru Kato
(Signature)
Masaru Kato
Executive Vice President and
Chief Financial Officer

Date: October 29, 2010

List of materials

Documents attached hereto:

i) Press release announcing Consolidated Financial Results for the Second Quarter Ended September 30, 2010

1-7-1 Konan, Minato-ku
Tokyo 108-0075 Japan
News & Information

No.10-148E
3:00 P.M. JST, October 29, 2010

Consolidated Financial Results
for the Second Quarter Ended September 30, 2010

Tokyo, October 29, 2010 -- Sony Corporation today announced its consolidated results for the second quarter ended September 30, 2010 (July 1, 2010 to September 30, 2010).

●
Consolidated operating income of 68.7 billion yen was recorded despite unfavorable foreign exchange rates, a significant improvement over the loss recorded in the same quarter of the previous fiscal year.

●	The Networked Products & Services segment, including the game business and PCs, contributed significantly to the improved consolidated operating results.
●	Progress in structural transformation initiatives* resulted in improvement in the cost of sales ratio and the selling, general and administrative expenses ratio.
●
Forecasted operating income for the fiscal year has been revised upward, reflecting favorable second quarter performance, despite the expectation of a difficult business environment for the remainder of the fiscal year.

	(Billions of yen, millions of U.S. dollars, except per share amounts)
	Second quarter ended September 30
	2009	2010	Change in yen	2010**
Sales and operating revenue	¥1,661.2	¥1,733.2	+4.3%	$20,881
Operating income (loss)	(32.6)	68.7	-	827
Income (loss) before income taxes	(17.0)	62.7	-	755
Net income (loss) attributable to Sony Corporation’s stockholders	(26.3)	31.1	-	375
Net income (loss) attributable to Sony Corporation’s stockholders per share of common stock:
- Basic	¥(26.22)	¥31.04	-	$0.37
- Diluted	(26.22)	31.00	-	0.37

Unless otherwise specified, all amounts are presented on the basis of Generally Accepted Accounting Principles in the U.S. (“U.S. GAAP”).

Supplemental Information
In addition to operating income (loss), Sony’s management also evaluates Sony’s performance using non-U.S. GAAP adjusted operating income.  Operating income, as adjusted, which excludes equity in net income (loss) of affiliated companies and restructuring charges, is not a presentation in accordance with U.S. GAAP, and is presented to enhance investors’ understanding of Sony’s operating income (loss) by providing an alternative measure that may be useful to understand Sony’s historical and prospective operating performance.

	(Billions of yen, millions of U.S. dollars)
	Second quarter ended September 30
	2009	2010	Change in yen	2010	**
Operating income (loss)	¥(32.6)	¥68.7	-%	$827
Less: Equity in net income (loss) of affiliated companies	(12.3)	5.1	-	61
Add: Restructuring charges recorded within operating expenses	32.8	16.5	-49.7	199
Operating income, as adjusted	¥12.5	¥80.1	+539.6%	$965

Sony’s management uses this measure to review operating trends, perform analytical comparisons and assess whether its structural transformation initiatives are achieving their objectives.  This supplemental non-U.S. GAAP measure should be considered in addition to, not as a substitute for, Sony’s operating income (loss) in accordance with U.S. GAAP.

*  Sony is undertaking structural transformation initiatives to enhance profitability through implementation of various cost reduction programs as well as adoption of horizontal platforms.  Restructuring charges are recorded, depending on the nature of the individual items, in cost of sales, selling, general and administrative expenses as well as (gain) loss on sales, disposal or impairment of assets and other, net in the consolidated statement of income.

**  U.S. dollar amounts have been translated from yen, for convenience only, at the rate of 83 yen=1 U.S. dollar, the approximate Tokyo foreign exchange market rate as of September 30, 2010.

Sony realigned its reportable segments from the first quarter of the fiscal year ending March 31, 2011, to reflect modifications to the organizational structure as of April 1, 2010, primarily repositioning the operations of the previously reported B2B & Disc Manufacturing segment.  In connection with this realignment, the Consumer Products & Devices segment was renamed the Consumer, Professional & Devices (“CPD”) segment.  The CPD segment includes televisions, digital imaging, audio and video, semiconductors and components as well as professional solutions (the B2B business which was previously included in the B2B & Disc Manufacturing segment).  The equity results of S-LCD Corporation (“S-LCD”), a joint venture with Samsung Electronics Co., Ltd., are also included within the CPD segment.  The disc manufacturing business previously included in the B2B & Disc Manufacturing segment is now included in All Other.

The Networked Products & Services (“NPS”), Pictures, Music and Financial Services segments remain unchanged.  The equity earnings from Sony Ericsson Mobile Communications AB (“Sony Ericsson”) continue to be presented as a separate segment.

In connection with this realignment, both the sales and operating revenue (“sales”) and operating income (loss) of each segment in the second quarter ended September 30 of the previous fiscal year have been revised to conform to the current quarter’s presentation.

Consolidated Results for the Second Quarter Ended September 30, 2010

Sales were 1,733.2 billion yen (20,881 million U.S. dollars), an increase of 4.3% compared to the same quarter of the previous fiscal year (“year-on-year”), primarily due to an increase in sales in all segments other than Music, partially offset by unfavorable foreign exchange rates.

During the quarter ended September 30, 2010, the average rates of the yen were 84.9 yen against the U.S. dollar and 109.2 yen against the euro, which were 9.2% and 21.1% higher, respectively, than the previous year’s second quarter.  On a local currency basis, sales increased 13% year-on-year.  For references to sales on a local currency basis, see Note on page 8.

Operating income was 68.7 billion yen (827 million U.S. dollars) compared to an operating loss of 32.6 billion yen in the same quarter of the previous fiscal year.  This was mainly due to an improvement in the cost of sales ratio and the selling, general and administrative expenses ratio, partially offset by unfavorable foreign exchange rates.  Operating results in the NPS segment, including the game business and PCs, improved significantly.  Excluding equity in net income (loss) of affiliated companies and restructuring charges, operating income on an as adjusted basis increased by 67.6 billion yen to 80.1 billion yen (965 million U.S. dollars) year-on-year.

Equity in net income of affiliated companies, recorded within operating income, was 5.1 billion yen (61 million U.S. dollars) compared to a loss of 12.3 billion yen in the same quarter of the previous fiscal year.  Sony recorded equity in net income for Sony Ericsson of 2.6 billion yen (32 million U.S. dollars) compared to equity in net loss of 10.9 billion yen in the same quarter of the previous fiscal year.  Equity in net income for S-LCD was 2.2 billion yen (27 million U.S. dollars) compared to a net loss of 2.2 billion yen in the same quarter of the previous fiscal year.

The net effect of other income and expenses was an expense of 5.9 billion yen (72 million U.S. dollars), a deterioration of 21.5 billion yen year-on-year, primarily due to a decrease in net foreign exchange gain and a loss on devaluation of securities investments.

Income before income taxes of 62.7 billion yen (755 million U.S. dollars) was recorded compared to a loss of 17.0 billion yen in the same quarter of the previous fiscal year.

Income taxes: During the current quarter, Sony recorded 20.7 billion yen (250 million U.S. dollars) of income taxes, resulting in an effective tax rate of 33.1%.

Net income attributable to Sony Corporation’s stockholders, which excludes net income attributable to noncontrolling interests, was 31.1 billion yen (375 million U.S. dollars) compared to a net loss of 26.3 billion yen in the same quarter of the previous fiscal year.

Operating Performance Highlights by Business Segment

“Sales and operating revenue” in each business segment represents sales and operating revenue recorded before intersegment transactions are eliminated.  “Operating income (loss)” in each business segment represents operating income (loss) reported before intersegment transactions are eliminated and excludes unallocated corporate expenses.

Consumer, Professional & Devices

	(Billions of yen, millions of U.S. dollars)
	Second quarter ended September 30
	2009	2010	Change in yen	2010
Sales and operating revenue	¥873.2	¥885.3	+1.4%	$10,667
Operating income	6.5	16.9	+158.7	203

Unless otherwise specified, all amounts are on a U.S. GAAP basis.

Sales increased 1.4% year-on-year (an 11% increase on a local currency basis) to 885.3 billion yen (10,667 million U.S. dollars).  Sales to outside customers increased 3.4% year-on-year.  This was primarily due to an increase in LCD television sales resulting from increased unit sales.

Operating income increased by 10.3 billion yen year-on-year to 16.9 billion yen (203 million U.S. dollars).  This was driven primarily by an increase in gross profit due to higher sales, an improvement in the cost of sales ratio and a decrease in restructuring charges.  These factors were partially offset by an increase in selling, general and administrative expenses primarily associated with the higher sales and unfavorable foreign exchange rates.  Restructuring charges were 14.0 billion yen (168 million U.S. dollars) in the current quarter, compared with 24.6 billion yen recorded in the same quarter of the previous fiscal year.  Approximately three-quarters of the current quarter’s restructuring charges were attributable to the realignment of manufacturing sites, the principal portion of which is related to the expected transfer of the Barcelona factory in Europe and its asset impairment (announced in September 2010); the balance is related to the other facilities.  Categories which favorably impacted the change in segment operating results (excluding restructuring charges) include professional solutions, resulting from an increase in sales of products such as digital cinema projectors and broadcast- and professional-use products for HD production, as well as semiconductors, reflecting an increase in sales of imaging sensors.  Categories which unfavorably impacted the change in segment operating results (excluding restructuring charges) include LCD televisions, reflecting a decline in unit selling prices despite rising unit sales, and video cameras, reflecting lower sales.

Networked Products & Services

	(Billions of yen, millions of U.S. dollars)
	Second quarter ended September 30
	2009	2010	Change in yen	2010
Sales and operating revenue	¥351.7	¥369.1	+5.0%	$4,447
Operating income (loss)	(59.0)	6.9	-	84

Unless otherwise specified, all amounts are on a U.S. GAAP basis.

Sales increased 5.0% year-on-year (a 16% increase on a local currency basis) to 369.1 billion yen (4,447 million U.S. dollars).  Sales to outside customers increased 2.2% year-on-year.  This was mainly due to an increase in PC sales brought on by increased unit sales, which resulted from expanding market share in all regions driven by enhanced product appeal.  While game business sales in total decreased year-on-year, sales of PlayStation®3 (“PS3”) hardware and software increased year-on-year and benefited from the introduction of PlayStation®Move in the current quarter.

Operating income of 6.9 billion yen (84 million U.S. dollars) was recorded in the current quarter, compared to a loss of 59.0 billion yen in the same quarter of the previous fiscal year.  This improvement was mainly due to a significant decrease in the cost of sales ratio coupled with an increase in gross profit from higher sales, partially offset by unfavorable foreign exchange rates.  Categories which favorably impacted the change in segment operating results (excluding restructuring charges) include the game business, reflecting the strong performance of PS3 resulting from significant hardware cost reductions and higher sales, and PCs, resulting from the increase in sales as mentioned above.

*    *    *    *    *

Total Inventory for the CPD and NPS segments, as of September 30, 2010, was 819.9 billion yen (9,878 million U.S. dollars), an increase of 56.2 billion yen, or 7.4% year-on-year.  Inventory increased by 162.8 billion yen, or 24.8% compared with the level as of June 30, 2010.

Pictures

	(Billions of yen, millions of U.S. dollars)
	Second quarter ended September 30
	2009	2010	Change in yen	2010
Sales and operating revenue	¥136.4	¥144.8	+6.1%	$1,744
Operating income (loss)	(6.4)	(4.8)	-	(58)

Unless otherwise specified, all amounts are reported on a U.S. GAAP basis.  The results presented above are a yen-translation of the results of Sony Pictures Entertainment (“SPE”), a U.S.-based operation which aggregates the results of its worldwide subsidiaries on a U.S. dollar basis.  Management analyzes the results of SPE in U.S. dollars, so discussion of certain portions of its results is specified as being on “a U.S. dollar basis.”

Sales increased 6.1% year-on-year (a 16% increase on a U.S. dollar basis) to 144.8 billion yen (1,744 million U.S. dollars).  Theatrical revenues increased significantly due to the stronger overall performance of the film slate as well as a greater number of major theatrical releases.  In the current quarter, the major theatrical releases that contributed to the higher revenues included Salt, Grown Ups, Resident Evil: Afterlife, The Karate Kid and The Other Guys.  Television revenues also increased due to higher advertising and subscription revenues from several international channels.

An operating loss of 4.8 billion yen (58 million U.S. dollars) was recorded, an improvement of 1.6 billion yen year-on-year.  The lower operating loss was primarily due to the stronger performance of the film release slate and the higher revenues from the international channels compared to the same quarter of the previous fiscal year.  However, this was partially offset by higher theatrical marketing costs in support of the greater number of films released in the current quarter.

Music

	(Billions of yen, millions of U.S. dollars)
	Second quarter ended September 30
	2009	2010	Change in yen	2010
Sales and operating revenue	¥124.5	¥111.0	-10.8%	$1,337
Operating income	8.6	8.1	-6.1	98

Unless otherwise specified, all amounts are reported on a U.S. GAAP basis.  The results presented above include the yen-translated results of Sony Music Entertainment, a U.S.-based operation which aggregates the results of its worldwide subsidiaries on a U.S. dollar basis, the results of Sony Music Entertainment (Japan) Inc., a Japan-based music company which aggregates its results in yen, and the yen-translated results of Sony/ATV Music Publishing LLC, a consolidated 50% owned U.S.-based joint venture in the music publishing business which aggregates the results of its worldwide subsidiaries on a U.S. dollar basis.

Sales decreased 10.8% year-on-year (a 6% decrease on a local currency basis) to 111.0 billion yen (1,337 million U.S. dollars).  This decrease is primarily due to lower sales in the current quarter for Michael Jackson catalog product, which significantly benefited sales in the second quarter of the previous fiscal year.  The continued contraction of the physical music market and the negative impact of the appreciation of the yen against the U.S. dollar also negatively impacted sales.  During the current quarter, best-selling titles included YUI’s HOLIDAYS IN THE SUN, Miliyah Kato’s HEAVEN, Kana Nishino’s to LOVE, Yannick Noah’s Frontières, Santana’s Guitar Heaven: The Greatest Guitar Classics Of All Time and Kenny Chesney’s Hemingway’s Whiskey.

Operating income decreased by 0.5 billion yen year-on-year to 8.1 billion yen (98 million U.S. dollars).  This decrease was mainly due to the impact of the lower sales noted above.

Financial Services

	(Billions of yen, millions of U.S. dollars)
	Second quarter ended September 30
	2009	2010	Change in yen	2010
Financial services revenue	¥202.1	¥221.9	+9.8%	$2,673
Operating income	32.8	43.0	+31.1	518

In Sony’s Financial Services segment, the results include Sony Financial Holdings, Inc. (“SFH”) and SFH’s consolidated subsidiaries such as Sony Life Insurance Co., Ltd. (“Sony Life”), Sony Assurance Inc. and Sony Bank Inc. (“Sony Bank”), as well as the results for Sony Finance International Inc. (“SFI”).  Unless otherwise specified, all amounts are reported on a U.S. GAAP basis.  Therefore, the results of Sony Life discussed below differ from the results that SFH and Sony Life disclose separately on a Japanese statutory basis.

Financial services revenue increased 9.8% year-on-year to 221.9 billion yen (2,673 million U.S. dollars).  This was mainly due to an increase in revenue at Sony Life to 192.9 billion yen (2,324 million U.S. dollars), a 12.6% increase year-on-year.  Revenue at Sony Life increased primarily due to an increase in net gains on sales of securities in the general account and an increase in revenue from insurance premiums, reflecting higher policy amount in force.  Acquisitions of new policies continued to steadily increase, primarily led by favorable growth of family income insurance, which is a type of life insurance with a disability benefit.

Operating income increased by 10.2 billion yen year-on-year to 43.0 billion yen (518 million U.S. dollars).  This was mainly due to an increase in operating income at Sony Life to 44.7 billion yen (538 million U.S. dollars), a 14.2 billion yen increase year-on-year.  Operating income at Sony Life increased mainly due to the above-mentioned increase in net gains on sales of securities in the general account.

Sony Ericsson

The following operating results for Sony Ericsson, which is accounted for by the equity method as Sony Corporation’s ownership percentage is 50%, are not consolidated in Sony’s consolidated financial statements.  However, Sony believes that this disclosure provides additional useful analytical information to investors regarding Sony’s operating performance.

	(Millions of euro)
	Quarter ended September 30
	2009	2010	Change in euro
Sales and operating revenue	€1,619	€1,603	-1.0%
Income (loss) before taxes	(202)	65	-
Net income (loss)	(165)	51	-

Unless otherwise specified, all amounts are on a U.S. GAAP basis.

Sales for the quarter ended September 30, 2010 decreased 1.0% year-on-year to 1,603 million euro.  Sales were essentially flat, as a rise in average selling price, due to improved product mix resulting from a focus on smartphones, was offset by a decline in unit shipments due to consolidation of the product portfolio.  Income before taxes of 65 million euro was recorded for the current quarter, compared to a loss before taxes of 202 million euro in the same quarter of the previous fiscal year, due to the positive impact of the cost reduction program started in July 2008 and favorable product mix.  As a result, Sony recorded equity in net income of Sony Ericsson of 2.6 billion yen (32 million U.S. dollars) for the current quarter, compared to a loss of 10.9 billion yen in the same quarter of the previous fiscal year.

Cash Flows (for the six months ended September 30, 2010)

For Consolidated Statements of Cash Flows and charts showing Sony’s cash flow information for all segments, all segments excluding the Financial Services segment and the Financial Services segment alone, please refer to pages F-4 and F-13 respectively.

Operating Activities: During the six months ended September 30, 2010, there was a net cash inflow of 112.8 billion yen (1,359 million U.S. dollars), a decrease of 119.6 billion yen, or 51.4% year-on-year.

For all segments excluding the Financial Services segment, there was a net cash outflow of 72.0 billion yen (867 million U.S. dollars) for the six months ended September 30, 2010, compared to a net cash inflow of 51.4 billion yen in the same period of the previous fiscal year.  The net cash outflow during the current six months was mainly due to an increase in inventories and receivables, included in other current assets, from third-party original equipment and design manufacturers in anticipation of the holiday sales season.  This outflow was partially offset by factors including a cash contribution from net income after taking into account depreciation and amortization, an increase in notes and accounts payable, trade and a decrease in notes and accounts receivable, trade.  Net cash was used during the six months ended September 30, 2010 compared with net cash generated during the same period of the previous fiscal year.  This is mainly due to increases in inventories and a smaller increase in notes and accounts payable, trade, partially offset by an increase in cash contribution from net income (loss) after taking into account depreciation and amortization as well as a decrease in notes and accounts receivable, trade, in the current six months.

The Financial Services segment had a net cash inflow of 190.8 billion yen (2,297 million U.S. dollars), an increase of 3.6 billion yen, or 1.9% year-on-year.  For the current six months, net cash inflow was generated primarily due to an increase in revenue from insurance premiums as a result of a steady increase in policy amount in force at Sony Life.  Compared with the same period of the previous fiscal year, net cash inflow increased primarily due to an increase in cash contribution from net income after excluding the impact of gain or loss on revaluation of marketable securities held for trading purpose and gain or loss on revaluation or impairment of securities investments.

Investing Activities: During the current six months, Sony used 421.3 billion yen (5,076 million U.S. dollars) of net cash in investing activities, an increase of 91.4 billion yen, or 27.7% year-on-year.

For all segments excluding the Financial Services segment, there was a use of 46.5 billion yen (560 million U.S. dollars), a decrease of 116.9 billion yen, or 71.5% year-on-year.  During the current six months, net cash was used mainly for purchases of manufacturing equipment.  The net cash used decreased year-on-year primarily due to lower purchases of manufacturing equipment and proceeds from the sale of a portion of Sony’s equity interest in the Nitra factory in Slovakia completed during the current six months.

During the current six months, the Financial Services segment used 346.5 billion yen (4,174 million U.S. dollars) of net cash, an increase of 189.7 billion yen, or 121.0% year-on-year.  Payments for investments and advances, carried out primarily at Sony Life and Sony Bank, where operations are expanding, exceeded proceeds from the maturities of marketable securities, sales of securities investments and collections of advances.  The net cash used within the Financial Services segment increased year-on-year primarily due to an increase in investments and advances carried out at Sony Life and Sony Bank.

In all segments excluding the Financial Services segment, net cash used by operating and investing activities combined* for the current six months was 118.5 billion yen (1,427 million U.S. dollars), an increase of 6.4 billion yen, or 5.7% year-on-year.

Financing Activities: During the current six months, 17.1 billion yen (206 million U.S. dollars) of net cash was provided by financing activities, a decrease of 281.8 billion yen, or 94.3% year-on-year.  For all segments excluding the Financial Services segment, there was 119.5 billion yen (1,440 million U.S. dollars) of net cash outflow, compared to a net cash inflow of 236.4 billion yen in the same period of the previous fiscal year.  This was primarily due to significantly higher levels of both issuances of long-term corporate bonds and borrowings from banks in the same period of the previous fiscal year.  There were no comparable issuances or borrowings during the current six months; in addition, there was a 104.9 billion yen (1,264 million U.S. dollars) redemption of domestic straight bonds in the current six month period.  In the Financial Services segment, financing activities generated 102.3 billion yen (1,233 million U.S. dollars) of net cash, an increase of 55.6 billion yen, or 119.2% year-on-year, primarily due to increases in deposits from customers at Sony Bank.

Total Cash and Cash Equivalents: Accounting for the above factors and the effect of fluctuations in exchange rates, the total outstanding balance of cash and cash equivalents at September 30, 2010 was 837.2 billion yen (10,087 million U.S. dollars).  Cash and cash equivalents of all segments excluding the Financial Services segment was 683.8 billion yen (8,239 million U.S. dollars) at September 30, 2010, a decrease of 301.0 billion yen, or 30.6%, compared with the balance as of March 31, 2010.  This was an increase of 18.2 billion yen, or 2.7%, compared with the balance as of September 30, 2009.  Sony believes it continues to maintain sufficient liquidity through access to a total, translated into yen, of 757.5 billion yen (9,127 million U.S. dollars) of unused committed lines of credit with financial institutions in addition to the cash and cash equivalents balance at September 30, 2010.  Within the Financial Services segment, the outstanding balance of cash and cash equivalents was 153.4 billion yen (1,848 million U.S. dollars) at September 30, 2010, a decrease of 53.4 billion yen, or 25.8%, compared with the balance as of March 31, 2010.  This was a decrease of 19.5 billion yen, or 11.3%, compared with the balance as of September 30, 2009.

*  Sony has included the information for cash flow from operating and investing activities combined excluding the Financial Services segment’s activities, as management frequently monitors this financial measure, and believes this non-U.S. GAAP measurement is important for use in evaluating Sony’s ability to generate cash to maintain liquidity and fund debt principal and dividend payments from business activities other than its Financial Services segment.  This information is derived from the reconciliations prepared in the Condensed Statements of Cash Flows on page F-13.  This information and the separate condensed presentations shown below are not required or prepared in accordance with U.S. GAAP.  The Financial Services segment’s cash flow is excluded from the measure because SFH, which constitutes a majority of the Financial Services segment, is a separate publicly traded entity in Japan with a significant minority interest and it, as well as its subsidiaries, secure liquidity on their own.  This measure may not be comparable to those of other companies.  This measure has limitations, because it does not represent residual cash flows available for discretionary expenditures principally due to the fact that the measure does not deduct the principal payments required for debt service.  Therefore, Sony believes it is important to view this measure as supplemental to its entire statement of cash flows and together with Sony’s disclosures regarding investments, available credit facilities and overall liquidity.

A reconciliation of the differences between the Consolidated Statement of Cash Flows reported and cash flows from operating and investing activities combined excluding the Financial Services segment’s activities is as follows:

	(Billions of yen, millions of U.S. dollars)
	Six months ended September 30
	2009	2010	2010

Net cash provided by operating activities reported in the consolidated statements of cash flows	¥232.4	¥112.8	$1,359
Net cash used in investing activities reported in the consolidated statements of cash flows	(329.9)	(421.3)	(5,076)
	(97.5)	(308.5)	(3,717)

Less: Net cash provided by operating activities within the Financial Services segment	187.1	190.8	2,297
Less: Net cash used in investing activities within the Financial Services segment	(156.8)	(346.5)	(4,174)
Eliminations **	(15.7)	(34.3)	(413)

Cash flow used by operating and investing activities combined excluding the Financial Services segment’s activities	¥(112.1)	¥(118.5)	$(1,427)

**  Eliminations primarily consist of intersegment loans and dividend payments.  Intersegment loans are between Sony Corporation and SFI, an entity included within the Financial Services segment.

Note
Sales on a local currency basis described herein reflect sales obtained by applying the yen’s monthly average exchange rate in the same quarter of the previous fiscal year to local currency-denominated monthly sales in the current quarter.  Sales on a local currency basis are not reflected in Sony’s consolidated financial statements and are not measures in accordance with U.S. GAAP.  Sony does not believe that these measures are a substitute for U.S. GAAP measures.  However, Sony believes that disclosing sales information on a local currency basis provides additional useful analytical information to investors regarding Sony’s operating performance.

Outlook for the Fiscal Year ending March 31, 2011

The forecast for consolidated results for the fiscal year ending March 31, 2011, as announced on July 29, 2010, has been revised as per the table below.  While the forecast for sales has been revised downward, the forecast for operating income, income before income taxes and net income attributable to Sony Corporation’s stockholders has been revised upward.

	(Billions of yen)
	Revised Forecast	Change from July Forecast	July Forecast	Change from March 31, 2010 Actual Results	March 31, 2010 Actual Results
Sales and operating revenue	¥7,400	-3%	¥7,600	+3%	¥7,214.0
Operating income	200	+11	180	+529	31.8
Income before income taxes	200	+18	170	+643	26.9
Net income (loss) attributable to Sony Corporation’s stockholders	70	+17	60	-	(40.8)

Assumed foreign exchange rates for the second half of the fiscal year ending March 31, 2011: approximately 83 yen to the U.S. dollar and approximately 110 yen to the euro.  (Assumed foreign exchange rates from the second quarter through the fourth quarter of the current fiscal year at the time of the July forecast: approximately 90 yen to the U.S. dollar and approximately 110 yen to the euro.)

Supplemental Information
In addition to operating income, Sony’s management also evaluates Sony’s performance using non-U.S. GAAP adjusted operating income.  Operating income, as adjusted, which excludes equity in net income (loss) of affiliated companies, restructuring charges and LCD television asset impairment, is not a presentation in accordance with U.S. GAAP, and is presented to enhance investors’ understanding of Sony’s operating income by providing an alternative measure that may be useful to understand Sony’s historical and prospective operating performance.

	(Billions of yen)
	Revised Forecast	Change from July Forecast	July Forecast	Change from March 31, 2010 Actual Results	March 31, 2010 Actual Results
Operating income	¥200	+11%	¥180	+529%	¥31.8
Less: Equity in net income (loss) of affiliated companies	15	-	15	-	(30.2)
Add: Restructuring charges recorded within operating expenses	75	-	75	-40	124.3
Add: LCD television asset impairment *	-	-	-	-	27.1
Operating income, as adjusted	¥260	+8%	¥240	+22%	¥213.4

Sony’s management uses this measure to review operating trends, perform analytical comparisons and assess whether its structural transformation initiatives are achieving their objectives.  This supplemental non-U.S. GAAP measure should be considered in addition to, not as a substitute for, Sony’s operating income in accordance with U.S. GAAP.

*  The 27.1 billion yen loss on impairment, a non-cash charge recorded within operating income in the previous fiscal year, primarily reflected a decrease in the estimated fair value of property, plant and equipment and certain intangible assets.  Sony has excluded the loss on impairment from restructuring charges as it is not directly related to Sony’s ongoing restructuring initiatives.  Sony defines restructuring initiatives as activities initiated by Sony, such as exiting a business or product category or implementing a headcount reduction program, which are designed to generate a positive impact on future profitability.

The forecast revision is primarily due to the following factors:

–
Consolidated sales for the fiscal year are expected to be 200 billion yen below the July forecast, due to the impact of the updated foreign exchange rate assumption, namely the further appreciation of the yen against the U.S. dollar for the second half of the fiscal year.

–
In the NPS segment, operating results for the full fiscal year are expected to exceed the July forecast.  Second quarter operating results in the NPS segment exceeded the July forecast, primarily due to the favorable results in the game business and PCs.  This is partially offset by the NPS segment operating results forecasted for the second half of the fiscal year which Sony is viewing cautiously.

–
In the CPD segment, anticipated operating income for the full fiscal year was revised downward, compared to the July forecast.  Operating income in the second quarter was generally in-line with the July forecast.  However, Sony is viewing cautiously the CPD segment operating results for the second half of the fiscal year, compared to the July forecast.  This is mainly due to the impact of the updated foreign exchange rate assumption, namely the further appreciation of the yen against the U.S. dollar, and deterioration in the North American LCD TV business environment.

Sony’s forecast for capital expenditures, depreciation and amortization, as well as for research and development expenses, as per the table below, is unchanged from the forecast announced on July 29, 2010.

	(Billions of yen)
	Current Forecast	Change from March 31, 2010 Actual Results	March 31, 2010 Actual Results
Capital expenditures* (additions to Property, Plant and Equipment)	¥230	+19%	¥192.7
Depreciation and amortization**	340	-8	371.0
[for Property, Plant and Equipment (included above)	230	-12	260.2	]
Research and development expenses	450	+4	432.0

*   Investments in equity affiliates are not included within capital expenditures.
**  Depreciation and amortization includes amortization of intangible assets and amortization of deferred insurance acquisition costs.

This forecast is based on management’s current expectations and is subject to uncertainties and changes in circumstances.  Actual results may differ materially from those included in this forecast due to a variety of factors.  See “Cautionary Statement” below.

As is Sony’s policy, the effects of gains and losses on investments held by Sony Life attributable to market fluctuations since October 1, 2010 have not been incorporated within the above forecast, as Sony cannot predict the movement of the financial markets through the end of the fiscal year ending March 31, 2011.  Accordingly, these market fluctuations could further impact the current forecast.

Cautionary Statement

Statements made in this release with respect to Sony’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Sony.  Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “intend,” “seek,” “may,” “might,” “could” or “should,” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions.  From time to time, oral or written forward-looking statements may also be included in other materials released to the public.  These statements are based on management’s assumptions and beliefs in light of the information currently available to it.  Sony cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them.  You also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.  Sony disclaims any such obligation.  Risks and uncertainties that might affect Sony include, but are not limited to (i) the global economic environment in which Sony operates and the economic conditions in Sony’s markets, particularly levels of consumer spending; (ii) exchange rates, particularly between the yen and the U.S. dollar, the euro and other currencies in which Sony makes significant sales and incurs production costs, or in which Sony’s assets and liabilities are denominated; (iii) Sony’s ability to continue to design and develop and win acceptance of, as well as achieve sufficient cost reductions for, its products and services, including LCD televisions and game platforms, which are offered in highly competitive markets characterized by continual new product and service introductions, rapid development in technology and subjective and changing consumer preferences; (iv) Sony’s ability and timing to recoup large-scale investments required for technology development and production capacity; (v) Sony’s ability to implement successful business restructuring and transformation efforts under changing market conditions; (vi) Sony’s ability to implement successful hardware, software, and content integration strategies for all segments excluding the Financial Services segment, and to develop and implement successful sales and distribution strategies in light of the Internet and other technological developments; (vii) Sony’s continued ability to devote sufficient resources to research and development and, with respect to capital expenditures, to prioritize investments correctly (particularly in the Consumer, Professional & Devices segment); (viii) Sony’s ability to maintain product quality; (ix) the success of Sony’s acquisitions, joint ventures and other strategic investments; (x) Sony’s ability to forecast demands, manage timely procurement and control inventories; (xi) the outcome of pending legal and/or regulatory proceedings; (xii) shifts in customer demand for financial services such as life insurance and Sony’s ability to conduct successful asset liability management in the Financial Services segment; and (xiii) the impact of unfavorable conditions or developments (including market fluctuations or volatility) in the Japanese equity markets on the revenue and operating income of the Financial Services segment.  Risks and uncertainties also include the impact of any future events with material adverse impacts.

Investor Relations Contacts:

Tokyo	New York	London
Gen Tsuchikawa	Sam Levenson	Yas Hasegawa
+81-(0)3-6748-2111	+1-212-833-6722	+44-(0)20-7426-8696

Home Page: http://www.sony.net/IR/
Presentation Slides: http://www.sony.net/SonyInfo/IR/financial/fr/10q2_sonypre.pdf

(Unaudited)
Consolidated Financial Statements
Consolidated Balance Sheets
	(Millions of yen, millions of U.S. dollars)
	March 31	September 30	Change from		September 30
ASSETS	2010	2010	March 31, 2010		2010
Current assets:
Cash and cash equivalents	¥1,191,608	¥837,212		¥-354,396	$10,087
Marketable securities	579,493	659,052		+79,559	7,940
Notes and accounts receivable, trade	996,100	886,716		-109,384	10,683
Allowance for doubtful accounts and sales returns	(104,475)	(76,688)		+27,787	(924)
Inventories	645,455	917,284		+271,829	11,052
Deferred income taxes	197,598	220,954		+23,356	2,662
Prepaid expenses and other current assets	627,093	781,026		+153,933	9,410
Total current assets	4,132,872	4,225,556		+92,684	50,910

Film costs	310,065	282,990		-27,075	3,410

Investments and advances:
Affiliated companies	229,051	223,402		-5,649	2,692
Securities investments and other	5,070,342	5,372,086		+301,744	64,724
	5,299,393	5,595,488		+296,095	67,416

Property, plant and equipment:
Land	153,067	151,511		-1,556	1,825
Buildings	897,054	847,439		-49,615	10,210
Machinery and equipment	2,235,032	2,057,117		-177,915	24,785
Construction in progress	71,242	69,358		-1,884	836
	3,356,395	3,125,425		-230,970	37,656
Less-Accumulated depreciation	(2,348,444)	(2,194,100)		+154,344	(26,435)
	1,007,951	931,325		-76,626	11,221
Other assets:
Intangibles, net	378,917	351,067		-27,850	4,230
Goodwill	438,869	418,593		-20,276	5,043
Deferred insurance acquisition costs	418,525	420,608		+2,083	5,068
Deferred income taxes	403,537	349,428		-54,109	4,210
Other	475,985	434,711		-41,274	5,236
	2,115,833	1,974,407		-141,426	23,787
Total assets	¥12,866,114	¥13,009,766	¥	+143,652	$156,744

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥48,785	¥68,392	¥	+19,607	$824
Current portion of long-term debt	235,822	181,810		-54,012	2,190
Notes and accounts payable, trade	817,118	976,154		+159,036	11,761
Accounts payable, other and accrued expenses	1,003,197	964,934		-38,263	11,626
Accrued income and other taxes	69,175	79,708		+10,533	960
Deposits from customers in the banking business	1,509,488	1,583,975		+74,487	19,084
Other	376,340	359,128		-17,212	4,327
Total current liabilities	4,059,925	4,214,101		+154,176	50,772

Long-term debt	924,207	835,662		-88,545	10,068
Accrued pension and severance costs	295,526	277,630		-17,896	3,345
Deferred income taxes	236,521	242,343		+5,822	2,920
Future insurance policy benefits and other	3,876,292	4,033,714		+157,422	48,599
Other	188,088	187,422		-666	2,258
Total liabilities	9,580,559	9,790,872		+210,313	117,962

Equity:
Sony Corporation's stockholders' equity:
Common stock	630,822	630,843		+21	7,601
Additional paid-in capital	1,157,812	1,158,701		+889	13,960
Retained earnings	1,851,004	1,895,242		+44,238	22,834
Accumulated other comprehensive income	(669,058)	(798,850)		-129,792	(9,625)
Treasury stock, at cost	(4,675)	(4,606)		+69	(55)
	2,965,905	2,881,330		-84,575	34,715

Noncontrolling interests	319,650	337,564		+17,914	4,067
Total equity	3,285,555	3,218,894		-66,661	38,782
Total liabilities and equity	¥12,866,114	¥13,009,766	¥	+143,652	$156,744

Consolidated Statements of Income
	(Millions of yen, millions of U.S. dollars, except per share amounts)

	Three months ended September 30
	2009	2010	Change from 2009	2010
Sales and operating revenue:
Net sales	¥1,442,917	¥1,494,434		$18,005
Financial service revenue	199,306	219,476		2,644
Other operating revenue	18,987	19,242		232
	1,661,210	1,733,152	+4.3%	20,881
Costs and expenses:
Cost of sales	1,134,820	1,127,627		13,586
Selling, general and administrative	370,268	363,395		4,378
Financial service expenses	165,365	175,751		2,117
(Gain) loss on sale, disposal or impairment of assets and other, net	11,002	2,797		34
	1,681,455	1,669,570	-0.7	20,115

Equity in net income (loss) of affiliated companies	(12,347)	5,069	-	61

Operating income (loss)	(32,592)	68,651	-	827

Other income:
Interest and dividends	3,661	2,467		30
Foreign exchange gain, net	11,603	3,800		46
Other	8,903	2,970		36
	24,167	9,237	-61.8	112

Other expenses:
Interest	6,133	5,860		71
Loss on devaluation of securities investments	115	6,682		81
Other	2,353	2,637		32
	8,601	15,179	+76.5	184

Income (loss) before income taxes	(17,026)	62,709	-	755

Income taxes	(1,699)	20,746		250

Net income (loss)	(15,327)	41,963	-	505

Less - Net income attributable to noncontrolling interests	10,981	10,817		130

Net income (loss) attributable to Sony Corporation's stockholders	¥(26,308)	¥31,146	-%	$375

Per share data:
Net income (loss) attributable to Sony Corporation's stockholders
— Basic	¥(26.22)	¥31.04	-%	$0.37
— Diluted	(26.22)	31.00	-	0.37

Consolidated Statements of Income
	(Millions of yen, millions of U.S. dollars, except per share amounts)

	Six months ended September 30
	2009	2010	Change from 2009	2010
Sales and operating revenue:
Net sales	¥2,797,682	¥2,967,907		$35,758
Financial service revenue	422,658	386,074		4,651
Other operating revenue	40,723	40,220		485
	3,261,063	3,394,201	+4.1%	40,894
Costs and expenses:
Cost of sales	2,196,244	2,236,918		26,951
Selling, general and administrative	748,305	723,165		8,713
Financial service expenses	340,068	311,851		3,756
(Gain) loss on sale, disposal or impairment of assets and other, net	7,333	(1,667)		(20)
	3,291,950	3,270,267	-0.7	39,400

Equity in net income (loss) of affiliated companies	(27,405)	11,733	-	141

Operating income (loss)	(58,292)	135,667	-	1,635

Other income:
Interest and dividends	8,081	5,680		68
Foreign exchange gain, net	6,635	17,731		214
Other	12,882	5,884		71
	27,598	29,295	+6.1	353

Other expenses:
Interest	12,166	11,962		144
Loss on devaluation of securities investments	1,135	6,683		81
Other	5,975	4,697		57
	19,276	23,342	+21.1	282

Income (loss) before income taxes	(49,970)	141,620	-	1,706

Income taxes	(13,887)	64,419		776

Net income (loss)	(36,083)	77,201	-	930

Less - Net income attributable to noncontrolling interests	27,318	20,318		245

Net income (loss) attributable to Sony Corporation's stockholders	¥(63,401)	¥56,883	-%	$685

Per share data:
Net income (loss) attributable to Sony Corporation's stockholders
— Basic	¥(63.18)	¥56.68	-%	$0.68
— Diluted	(63.18)	56.61	-	0.68

Consolidated Statements of Cash Flows
	(Millions of yen, millions of U.S. dollars)

	Six months ended September 30
	2009	2010	2010
Cash flows from operating activities:
Net income (loss)	¥(36,083)	¥77,201	$930
Adjustments to reconcile net income (loss) to net cash provided by operating activities-
Depreciation and amortization, including amortization of deferred insurance acquisition costs	181,026	167,675	2,020
Amortization of film costs	118,839	106,755	1,286
Stock-based compensation expense	1,154	970	12
Accrual for pension and severance costs, less payments	(19,391)	(9,274)	(112)
(Gain) loss on sale, disposal or impairment of assets and other, net	7,333	(1,667)	(20)
Loss on devaluation of securities investments	1,135	6,683	81
(Gain) loss on revaluation of marketable securities held in the financial	(30,272)	22,361	269
service business for trading purpose, net
(Gain) loss on revaluation or impairment of securities investments held	(46,240)	2,917	35
in the financial service business, net
Deferred income taxes	(34,136)	(5,794)	(70)
Equity in net (income) losses of affiliated companies, net of dividends	28,667	(11,721)	(141)
Changes in assets and liabilities:
(Increase) decrease in notes and accounts receivable, trade	(39,292)	31,848	384
Increase in inventories	(82,506)	(333,527)	(4,018)
Increase in film costs	(151,215)	(110,586)	(1,332)
Increase in notes and accounts payable, trade	243,325	165,059	1,989
Increase in accrued income and other taxes	50,234	7,793	94
Increase in future insurance policy benefits and other	150,871	115,758	1,395
Increase in deferred insurance acquisition costs	(34,495)	(33,775)	(407)
Increase in marketable securities held in the financial service business for trading purpose	(7,703)	(13,559)	(163)
Increase in other current assets	(114,862)	(193,314)	(2,329)
Increase (decrease) in other current liabilities	(23,953)	35,373	426
Other	69,996	85,653	1,030
Net cash provided by operating activities	232,432	112,829	1,359

Cash flows from investing activities:
Payments for purchases of fixed assets	(189,711)	(130,919)	(1,577)
Proceeds from sales of fixed assets	5,836	6,950	84
Payments for investments and advances by financial service business	(680,984)	(974,501)	(11,741)
Payments for investments and advances (other than financial service business)	(16,024)	(14,977)	(180)
Proceeds from maturities of marketable securities, sales of securities investments	537,775	638,339	7,691
and collections of advances by financial service business
Proceeds from maturities of marketable securities, sales of securities investments	10,004	5,187	62
and collections of advances (other than financial service business)
Proceeds from sales of businesses	5,628	46,067	555
Other	(2,473)	2,521	30
Net cash used in investing activities	(329,949)	(421,333)	(5,076)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	509,096	796	10
Payments of long-term debt	(89,913)	(113,208)	(1,364)
Increase (decrease) in short-term borrowings, net	(171,194)	21,119	254
Increase in deposits from customers in the financial service business, net	52,744	125,987	1,518
Increase in call money and bills sold in the banking business, net	14,100	-	-
Dividends paid	(12,483)	(12,498)	(151)
Other	(3,455)	(5,066)	(61)
Net cash provided by financing activities	298,895	17,130	206

Effect of exchange rate changes on cash and cash equivalents	(23,682)	(63,022)	(759)

Net increase (decrease) in cash and cash equivalents	177,696	(354,396)	(4,270)
Cash and cash equivalents at beginning of the fiscal year	660,789	1,191,608	14,357

Cash and cash equivalents at end of the period	¥838,485	¥837,212	$10,087

Business Segment Information
	(Millions of yen, millions of U.S. dollars)
	Three months ended September 30
Sales and operating revenue	2009	2010	Change	2010
Consumer, Professional & Devices
Customers	¥766,004	¥792,059	+3.4%	$9,543
Intersegment	107,216	93,269		1,124
Total	873,220	885,328	+1.4	10,667

Networked Products & Services
Customers	336,511	344,039	+2.2	4,145
Intersegment	15,154	25,085		302
Total	351,665	369,124	+5.0	4,447

Pictures
Customers	136,436	144,785	+6.1	1,744
Intersegment	-	-		-
Total	136,436	144,785	+6.1	1,744

Music
Customers	121,418	107,830	-11.2	1,299
Intersegment	3,054	3,157		38
Total	124,472	110,987	-10.8	1,337

Financial Services
Customers	199,306	219,476	+10.1	2,644
Intersegment	2,796	2,396		29
Total	202,102	221,872	+9.8	2,673

All Other
Customers	89,187	97,076	+8.8	1,170
Intersegment	18,946	14,798		178
Total	108,133	111,874	+3.5	1,348

Corporate and elimination	(134,818)	(110,818)	-	(1,335)
Consolidated total	¥1,661,210	¥1,733,152	+4.3%	$20,881

Consumer, Professional & Devices ("CPD") intersegment amounts primarily consist of transactions with the Networked Products & Services
("NPS") segment.
NPS intersegment amounts primarily consist of transactions with the CPD segment.
All Other intersegment amounts primarily consist of transactions with the Pictures segment, the Music segment and the NPS segment.
Corporate and elimination includes certain brand and patent royalty income.

Operating income (loss)	2009	2010	Change	2010
Consumer, Professional & Devices	¥6,515	¥16,856	+158.7%	$203
Networked Products & Services	(59,018)	6,932	-	84
Pictures	(6,386)	(4,824)	-	(58)
Music	8,627	8,103	-6.1	98
Financial Services	32,796	43,009	+31.1	518
Equity in net income (loss) of Sony Ericsson	(10,867)	2,642	-	32
All Other	(3,371)	1,203	-	14
Total	(31,704)	73,921	-	891

Corporate and elimination	(888)	(5,270)	-	(64)
Consolidated total	¥(32,592)	¥68,651	-%	$827

The 2009 segment disclosure above has been restated to reflect the change in business segment classification discussed in Note 5.
Operating income (loss) is Sales and operating revenue less Costs and expenses, and includes Equity in net income (loss) of affiliated companies.
Corporate and elimination includes certain restructuring costs and other corporate expenses, which are attributable principally to headquarters and are not allocated to segments.
As a result of a modification of internal management reporting during the previous fiscal year, certain amounts previously included within corporate and elimination have been reclassified into the segment operating income (loss) for all periods presented.
The revision had no impact on the consolidated results.

Business Segment Information
	(Millions of yen, millions of U.S. dollars)
	Six months ended September 30
Sales and operating revenue	2009	2010	Change	2010
Consumer, Professional & Devices
Customers	¥1,527,972	¥1,621,568	+6.1%	$19,537
Intersegment	176,403	153,218		1,846
Total	1,704,375	1,774,786	+4.1	21,383

Networked Products & Services
Customers	574,596	654,438	+13.9	7,885
Intersegment	23,162	40,625		489
Total	597,758	695,063	+16.3	8,374

Pictures
Customers	306,456	276,870	-9.7	3,336
Intersegment	-	-		-
Total	306,456	276,870	-9.7	3,336

Music
Customers	227,800	214,920	-5.7	2,589
Intersegment	5,499	6,339		77
Total	233,299	221,259	-5.2	2,666

Financial Services
Customers	422,658	386,074	-8.7	4,651
Intersegment	6,995	4,793		58
Total	429,653	390,867	-9.0	4,709

All Other
Customers	173,619	186,814	+7.6	2,251
Intersegment	34,438	31,885		384
Total	208,057	218,699	+5.1	2,635

Corporate and elimination	(218,535)	(183,343)	-	(2,209)
Consolidated total	¥3,261,063	¥3,394,201	+4.1%	$40,894

Consumer, Professional & Devices ("CPD") intersegment amounts primarily consist of transactions with the Networked Products & Services
("NPS") segment.
NPS intersegment amounts primarily consist of transactions with the CPD segment.
All Other intersegment amounts primarily consist of transactions with the Pictures segment, the Music segment and the NPS segment.
Corporate and elimination includes certain brand and patent royalty income.

Operating income (loss)	2009	2010	Change	2010
Consumer, Professional & Devices	¥(2,379)	¥66,945	-%	$807
Networked Products & Services	(95,755)	3,141	-	38
Pictures	(4,578)	(1,964)	-	(24)
Music	14,002	15,596	+11.4	188
Financial Services	81,011	72,985	-9.9	879
Equity in net income (loss) of Sony Ericsson	(25,343)	3,224	-	39
All Other	(8,005)	(2,689)	-	(33)
Total	(41,047)	157,238	-	1,894

Corporate and elimination	(17,245)	(21,571)	-	(259)
Consolidated total	¥(58,292)	¥135,667	-%	$1,635

The 2009 segment disclosure above has been restated to reflect the change in business segment classification discussed in Note 5.
Operating income (loss) is Sales and operating revenue less Costs and expenses, and includes Equity in net income (loss) of affiliated companies.
Corporate and elimination includes certain restructuring costs and other corporate expenses, which are attributable principally to headquarters and are not allocated to segments.
As a result of a modification of internal management reporting during the previous fiscal year, certain amounts previously included within corporate and elimination have been reclassified into the segment operating income (loss) for all periods presented.
The revision had no impact on the consolidated results.

Sales to Customers by Product Category
	(Millions of yen, millions of U.S. dollars)
	Three months ended September 30
Sales and operating revenue (to external customers)	2009	2010	Change	2010

Consumer, Professional & Devices
Televisions	¥219,476	¥260,820	+18.8%	$3,142
Digital Imaging	165,911	162,492	-2.1	1,958
Audio and Video	99,199	92,416	-6.8	1,113
Semiconductors	74,956	93,494	+24.7	1,126
Components	125,849	103,647	-17.6	1,249
Professional Solutions	77,306	73,601	-4.8	887
Other	3,307	5,589	+69.0	68
Total	766,004	792,059	+3.4	9,543

Networked Products & Services
Game	196,815	171,332	-12.9	2,064
PC and Other Networked Businesses	139,696	172,707	+23.6	2,081
Total	336,511	344,039	+2.2	4,145

Pictures	136,436	144,785	+6.1	1,744
Music	121,418	107,830	-11.2	1,299
Financial Services	199,306	219,476	+10.1	2,644
All Other	89,187	97,076	+8.8	1,170
Corporate	12,348	27,887	+125.8	336
Consolidated total	¥1,661,210	¥1,733,152	+4.3%	$20,881

	(Millions of yen, millions of U.S. dollars)
	Six months ended September 30
Sales and operating revenue (to external customers)	2009	2010	Change	2010

Consumer, Professional & Devices
Televisions	¥456,620	¥552,755	+21.1%	$6,660
Digital Imaging	346,343	334,723	-3.4	4,033
Audio and Video	200,514	187,661	-6.4	2,261
Semiconductors	142,766	183,727	+28.7	2,214
Components	237,539	210,851	-11.2	2,540
Professional Solutions	138,288	141,360	+2.2	1,703
Other	5,902	10,491	+77.8	126
Total	1,527,972	1,621,568	+6.1	19,537

Networked Products & Services
Game	307,329	313,434	+2.0	3,776
PC and Other Networked Businesses	267,267	341,004	+27.6	4,109
Total	574,596	654,438	+13.9	7,885

Pictures	306,456	276,870	-9.7	3,336
Music	227,800	214,920	-5.7	2,589
Financial Services	422,658	386,074	-8.7	4,651
All Other	173,619	186,814	+7.6	2,251
Corporate	27,962	53,517	+91.4	645
Consolidated total	¥3,261,063	¥3,394,201	+4.1%	$40,894

The above table includes a breakdown of CPD segment and NPS segment sales and operating revenue to customers in the Business Segment Information on pages F-5 and F-6.
Sony management views the CPD segment and the NPS segment as single operating segments. However, Sony believes that the breakdown of CPD segment and NPS segment sales and operating revenue to customers in this table is useful to investors in understanding sales by the product category in these business segments. Additionally, Sony has partially realigned its product category configuration from the first quarter of the fiscal year ending
March 31, 2011. In connection with the realignment, all prior period sales amounts by product category in the table above have been restated
to conform to the current presentation. In the CPD segment, Televisions includes LCD televisions; Digital Imaging includes digital still cameras, digital interchangeable lens cameras and digital video cameras; Audio and Video includes home audio, Blu-ray disc players and recorders;
Semiconductors includes image sensors and small and medium sized LCD panels; Components includes batteries, recording media and data recording systems, and Professional Solutions includes broadcast- and professional-use products. In the NPS segment, Game includes game consoles and software; PC and Other Networked Businesses includes personal computers and memory-based portable audio devices.

Geographic Information
	(Millions of yen, millions of U.S. dollars)
	Three months ended September 30
Sales and operating revenue (to external customers)	2009	2010	Change	2010
Japan	¥491,610	¥538,176	+9.5%	$6,484
United States	333,257	337,425	+1.3	4,065
Europe	369,999	348,018	-5.9	4,193
Asia-Pacific	299,934	331,368	+10.5	3,992
Other Areas	166,410	178,165	+7.1	2,147
Total	¥1,661,210	¥1,733,152	+4.3%	$20,881

	(Millions of yen, millions of U.S. dollars)
	Six months ended September 30
Sales and operating revenue (to external customers)	2009	2010	Change	2010
Japan	¥986,331	¥994,273	+0.8%	$11,979
United States	704,574	697,464	-1.0	8,403
Europe	693,194	678,650	-2.1	8,177
Asia-Pacific	567,601	663,819	+17.0	7,998
Other Areas	309,363	359,995	+16.4	4,337
Total	¥3,261,063	¥3,394,201	+4.1%	$40,894

The 2009 geographic information in the table above has been restated to reflect the change in geographic classification.
Classification of Geographic Information shows sales and operating revenue recognized by location of customers.
Major areas in each geographic segment excluding Japan and United States are as follows:

(1) Europe:	United Kingdom, France, Germany, Russia and Spain
(2) Asia-Pacific:	China, Taiwan, India, South Korea and Oceania
(3) Other Areas:	The Middle East/Africa, Brazil, Mexico and Canada

Condensed Financial Services Financial Statements

The results of the Financial Services segment are included in Sony’s consolidated financial statements. The following schedules show unaudited condensed financial statements for the Financial Services segment and all other segments excluding Financial Services.
These presentations are not in accordance with U.S. GAAP, which is used by Sony to prepare its consolidated financial statements.
However, because the Financial Services segment is different in nature from Sony’s other segments, Sony believes that a comparative presentation may be useful in understanding and analyzing Sony’s consolidated financial statements. Transactions between the
Financial Services segment and Sony without Financial Services are eliminated in the consolidated figures shown below.

Condensed Balance Sheet
	(Millions of yen, millions of U.S. dollars)
Financial Services	March 31	September 30
ASSETS	2010	2010	2010
Current assets:
Cash and cash equivalents	¥206,742	¥153,364	$1,848
Marketable securities	576,129	656,002	7,904
Other	265,465	232,662	2,803
	1,048,336	1,042,028	12,555

Investments and advances	4,967,125	5,276,189	63,569
Property, plant and equipment	34,725	30,892	372
Other assets:
Deferred insurance acquisition costs	418,525	420,608	5,068
Other	108,421	82,936	998
	526,946	503,544	6,066
	¥6,577,132	¥6,852,653	$82,562
LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥86,102	¥70,374	$848
Notes and accounts payable, trade	13,709	9,045	109
Deposits from customers in the banking business	1,509,488	1,583,975	19,084
Other	164,545	186,948	2,252
	1,773,844	1,850,342	22,293

Long-term debt	42,536	31,727	382
Future insurance policy benefits and other	3,876,292	4,033,714	48,599
Other	201,825	211,437	2,548
Total liabilities	5,894,497	6,127,220	73,822

Equity:
Sony Corporation's stockholders' equity	681,500	724,204	8,725
Noncontrolling interests	1,135	1,229	15
Total equity	682,635	725,433	8,740

	¥6,577,132	¥6,852,653	$82,562

	(Millions of yen, millions of U.S. dollars)
Sony without Financial Services	March 31	September 30
ASSETS	2010	2010	2010
Current assets:
Cash and cash equivalents	¥984,866	¥683,848	$8,239
Marketable securities	3,364	3,050	36
Notes and accounts receivable, trade	887,694	811,259	9,774
Other	1,243,345	1,695,646	20,431
	3,119,269	3,193,803	38,480

Film costs	310,065	282,990	3,410
Investments and advances	376,669	358,707	4,322
Investments in Financial Services, at cost	116,843	116,843	1,408
Property, plant and equipment	973,226	900,433	10,849
Other assets	1,626,764	1,507,826	18,165
	¥6,522,836	¥6,360,602	$76,634
LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥230,631	¥185,193	$2,231
Notes and accounts payable, trade	804,336	967,592	11,658
Other	1,291,481	1,223,551	14,742
	2,326,448	2,376,336	28,631

Long-term debt	893,418	814,005	9,807
Accrued pension and severance costs	283,382	264,800	3,190
Other	299,808	295,140	3,556
Total liabilities	3,803,056	3,750,281	45,184

Equity:
Sony Corporation's stockholders' equity	2,662,712	2,551,381	30,740
Noncontrolling interests	57,068	58,940	710
Total equity	2,719,780	2,610,321	31,450

	¥6,522,836	¥6,360,602	$76,634

	(Millions of yen, millions of U.S. dollars)
Consolidated	March 31	September 30
ASSETS	2010	2010	2010
Current assets:
Cash and cash equivalents	¥1,191,608	¥837,212	$10,087
Marketable securities	579,493	659,052	7,940
Notes and accounts receivable, trade	891,625	810,028	9,759
Other	1,470,146	1,919,264	23,124
	4,132,872	4,225,556	50,910

Film costs	310,065	282,990	3,410
Investments and advances	5,299,393	5,595,488	67,416
Property, plant and equipment	1,007,951	931,325	11,221
Other assets:
Deferred insurance acquisition costs	418,525	420,608	5,068
Other	1,697,308	1,553,799	18,719
	2,115,833	1,974,407	23,787
	¥12,866,114	¥13,009,766	$156,744
LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥284,607	¥250,202	$3,014
Notes and accounts payable, trade	817,118	976,154	11,761
Deposits from customers in the banking business	1,509,488	1,583,975	19,084
Other	1,448,712	1,403,770	16,913
	4,059,925	4,214,101	50,772

Long-term debt	924,207	835,662	10,068
Accrued pension and severance costs	295,526	277,630	3,345
Future insurance policy benefits and other	3,876,292	4,033,714	48,599
Other	424,609	429,765	5,178
Total liabilities	9,580,559	9,790,872	117,962

Equity:
Sony Corporation's stockholders' equity	2,965,905	2,881,330	34,715
Noncontrolling interests	319,650	337,564	4,067
Total equity	3,285,555	3,218,894	38,782

	¥12,866,114	¥13,009,766	$156,744

Condensed Statements of Income
	(Millions of yen, millions of U.S. dollars)
Financial Services	Three months ended September 30
	2009	2010	Change	2010

Financial service revenue	¥202,102	¥221,872	+9.8%	$2,673
Financial service expenses	168,988	178,484	+5.6	2,150
Equity in net loss of affiliated companies	(318)	(379)	-	(5)
Operating income	32,796	43,009	+31.1	518
Other income (expenses), net	(58)	5	-	0
Income before income taxes	32,738	43,014	+31.4	518
Income taxes and other	11,233	16,339	+45.5	197
Net income attributable to Sony Corporation's stockholders	¥21,505	¥26,675	+24.0%	$321

	(Millions of yen, millions of U.S. dollars)
Sony without Financial Services	Three months ended September 30
	2009	2010	Change	2010

Net sales and operating revenue	¥1,463,604	¥1,515,132	+3.5%	$18,255
Costs and expenses	1,517,358	1,495,538	-1.4	18,019
Equity in net income (loss) of affiliated companies	(12,029)	5,448	-	66
Operating income (loss)	(65,783)	25,042	-	302
Other income (expenses), net	16,019	(5,348)	-	(65)
Income (loss) before income taxes	(49,764)	19,694	-	237
Income taxes and other	(11,159)	6,573	-	79
Net income (loss) attributable to Sony Corporation's stockholders	¥(38,605)	¥13,121	-%	$158

	(Millions of yen, millions of U.S. dollars)
Consolidated	Three months ended September 30
	2009	2010	Change	2010

Financial service revenue	¥199,306	¥219,476	+10.1%	$2,644
Net sales and operating revenue	1,461,904	1,513,676	+3.5	18,237
	1,661,210	1,733,152	+4.3	20,881
Costs and expenses	1,681,455	1,669,570	-0.7	20,115
Equity in net income (loss) of affiliated companies	(12,347)	5,069	-	61
Operating income (loss)	(32,592)	68,651	-	827
Other income (expenses), net	15,566	(5,942)	-	(72)
Income (loss) before income taxes	(17,026)	62,709	-	755
Income taxes and other	9,282	31,563	+240.0	380
Net income (loss) attributable to Sony Corporation's stockholders	¥(26,308)	¥31,146	-%	$375

Condensed Statements of Income
	(Millions of yen, millions of U.S. dollars)
Financial Services	Six months ended September 30
	2009	2010	Change	2010

Financial service revenue	¥429,653	¥390,867	-9.0%	$4,709
Financial service expenses	348,011	317,059	-8.9	3,820
Equity in net loss of affiliated companies	(631)	(823)	-	(10)
Operating income	81,011	72,985	-9.9	879
Other income (expenses), net	(822)	14	-	1
Income before income taxes	80,189	72,999	-9.0	880
Income taxes and other	27,421	27,650	+0.8	334
Net income attributable to Sony Corporation's stockholders	¥52,768	¥45,349	-14.1%	$546

	(Millions of yen, millions of U.S. dollars)
Sony without Financial Services	Six months ended September 30
	2009	2010	Change	2010

Net sales and operating revenue	¥2,841,408	¥3,010,712	+6.0%	$36,274
Costs and expenses	2,954,734	2,961,803	+0.2	35,684
Equity in net income (loss) of affiliated companies	(26,774)	12,556	-	151
Operating income (loss)	(140,100)	61,465	-	741
Other income (expenses), net	13,904	11,118	-20.0	133
Income (loss) before income taxes	(126,196)	72,583	-	874
Income taxes and other	(38,567)	40,612	-	489
Net income (loss) attributable to Sony Corporation's stockholders	¥(87,629)	¥31,971	-%	$385

	(Millions of yen, millions of U.S. dollars)
Consolidated	Six months ended September 30
	2009	2010	Change	2010

Financial service revenue	¥422,658	¥386,074	-8.7%	$4,651
Net sales and operating revenue	2,838,405	3,008,127	+6.0	36,243
	3,261,063	3,394,201	+4.1	40,894
Costs and expenses	3,291,950	3,270,267	-0.7	39,400
Equity in net income (loss) of affiliated companies	(27,405)	11,733	-	141
Operating income (loss)	(58,292)	135,667	-	1,635
Other income (expenses), net	8,322	5,953	-28.5	71
Income (loss) before income taxes	(49,970)	141,620	-	1,706
Income taxes and other	13,431	84,737	+530.9	1,021
Net income (loss) attributable to Sony Corporation's stockholders	¥(63,401)	¥56,883	-%	$685

Condensed Statements of Cash Flows
	(Millions of yen, millions of U.S. dollars)
Financial Services	Six months ended September 30
	2009	2010	2010

Net cash provided by operating activities	¥187,125	¥190,773	$2,297
Net cash used in investing activities	(156,772)	(346,450)	(4,174)
Net cash provided by financing activities	46,674	102,299	1,233
Net increase (decrease) in cash and cash equivalents	77,027	(53,378)	(644)
Cash and cash equivalents at beginning of the fiscal year	95,794	206,742	2,492
Cash and cash equivalents at end of the period	¥172,821	¥153,364	$1,848

	(Millions of yen, millions of U.S. dollars)
Sony without Financial Services	Six months ended September 30
	2009	2010	2010

Net cash provided by (used in) operating activities	¥51,363	¥(71,997)	$(867)
Net cash used in investing activities	(163,430)	(46,498)	(560)
Net cash provided by (used in) financing activities	236,418	(119,501)	(1,440)
Effect of exchange rate changes on cash and cash equivalents	(23,682)	(63,022)	(759)
Net increase (decrease) in cash and cash equivalents	100,669	(301,018)	(3,626)
Cash and cash equivalents at beginning of the fiscal year	564,995	984,866	11,865
Cash and cash equivalents at end of the period	¥665,664	¥683,848	$8,239

	(Millions of yen, millions of U.S. dollars)
Consolidated	Six months ended September 30
	2009	2010	2010

Net cash provided by operating activities	¥232,432	¥112,829	$1,359
Net cash used in investing activities	(329,949)	(421,333)	(5,076)
Net cash provided by financing activities	298,895	17,130	206
Effect of exchange rate changes on cash and cash equivalents	(23,682)	(63,022)	(759)
Net increase (decrease) in cash and cash equivalents	177,696	(354,396)	(4,270)
Cash and cash equivalents at beginning of the fiscal year	660,789	1,191,608	14,357
Cash and cash equivalents at end of the period	¥838,485	¥837,212	$10,087

  (Notes)
1.	U.S. dollar amounts have been translated from yen, for convenience only, at the rate of ¥83 = U.S. $1, the approximate Tokyo foreign exchange market rate as of September 30, 2010.

2.	As of September 30, 2010, Sony had 1,270 consolidated subsidiaries (including variable interest entities) and 80 affiliated companies accounted for under the equity method.

3.	The weighted-average number of outstanding shares used for the computation of earnings per share of common stock are as follows.

Weighted-average number of outstanding shares	(Thousands of shares)
	Three months ended September 30
	2009	2010
Net income (loss) attributable to Sony Corporation's stockholders
— Basic	1,003,523	1,003,556
— Diluted	1,003,523	1,004,698

	(Thousands of shares)
	Six months ended September 30
	2009	2010
Net income (loss) attributable to Sony Corporation's stockholders
— Basic	1,003,526	1,003,547
— Diluted	1,003,526	1,004,851

The dilutive effect in the weighted-average number of outstanding shares mainly resulted from convertible bonds.  All potentially dilutive shares have been excluded from the number of shares used in the computation of diluted earnings per share for the three months and the six months ended September 30, 2009, because Sony incurred a net loss attributable to Sony Corporation’s stockholders and their inclusion would be anti-dilutive.

4.	Recently adopted accounting pronouncements:

    Multiple element arrangements and software deliverables -
In October 2009, the Financial Accounting Standards Board (“FASB”) issued new accounting guidance for arrangements with multiple deliverables.  Specifically, the new standard requires an entity to allocate consideration at the inception of an arrangement to all of its deliverables based on their relative selling prices.  In the absence of the vendor-specific objective evidence or third-party evidence of the selling prices, consideration must be allocated to the deliverables based on management’s best estimate of the selling prices.  In addition, the guidance eliminates the use of the residual method of allocation.  Also in October 2009, the FASB issued accounting guidance which changes revenue recognition for tangible products containing software and hardware elements.  Specifically, tangible products containing software and hardware that function together to deliver the tangible products’ essential functionality are scoped out of the existing software revenue recognition guidance and are accounted for under the revenue recognition guidance for multiple element arrangements.  Sony adopted the new guidance on April 1, 2010.  The adoption of the new guidance did not have a material impact on Sony’s results of operations and financial position.

Transfers of financial assets -
In June 2009, the FASB issued new accounting guidance on accounting for transfers of financial assets.  This guidance amends previous guidance by including: the elimination of the qualifying special-purpose entity (QSPE) concept; a new participating interest definition that must be met for transfers of portions of financial assets to be eligible for sale accounting; clarifications and changes to the derecognition criteria for a transfer to be accounted for as a sale; and a change to the amount of recognized gain or loss on a transfer of financial assets accounted for as a sale when beneficial interests are received by the transferor.  Additionally, the guidance requires new disclosures regarding an entity’s involvement in a transfer of financial assets.  Finally, existing QSPEs must be evaluated for consolidation in accordance with the applicable consolidation guidance upon the elimination of this concept.  This guidance is effective for Sony as of April 1, 2010.  The adoption of this guidance did not have a material impact on Sony’s results of operations and financial position.

Variable interest entities -
In June 2009, the FASB issued new accounting guidance for determining whether to consolidate a variable interest entity (“VIE”).  This guidance changes the approach for determining the primary beneficiary of a VIE from a quantitative risk and reward model to a qualitative model based on control, and requires an ongoing reassessment of whether an entity is the primary beneficiary. This guidance is effective for Sony as of April 1, 2010. The adoption of this guidance did not have a material impact on Sony’s results of operations and financial position.

5.
Sony realigned its reportable segments from the first quarter of the fiscal year ending March 31, 2011, to reflect modifications to the organizational structure as of April 1, 2010, primarily repositioning the operations of the previously reported B2B & Disc Manufacturing segment.  In connection with this realignment, the Consumer Products & Devices segment was renamed the Consumer, Professional & Devices (“CPD”) segment.  The CPD segment includes televisions, digital imaging, audio and video, semiconductors and components as well as professional solutions (the B2B business which was previously incorporated in the B2B & Disc Manufacturing segment).  The equity results of S-LCD Corporation are also included within the CPD segment.  The disc manufacturing business previously included in the B2B & Disc Manufacturing segment is now included in All Other.  The Networked Products & Services, Pictures, Music and Financial Services segments remain unchanged.  The equity earnings from Sony Ericsson Mobile Communications AB continue to be presented as a separate segment.  In connection with the realignment, all prior period amounts in the segment disclosures have been revised to conform to the current presentation.

6.
Sony estimates the annual effective tax rate (“ETR”) derived from a projected annual net income before taxes and calculates interim period income tax provision based on the year-to-date income tax provision computed by applying the ETR to the year-to-date net income before taxes at the end of each interim period.  The income tax provision based on the ETR reflects anticipated income tax credits and net operating loss carryforwards; however, it excludes income tax provision related to significant unusual or extraordinary transactions.  Such income tax provision will be separately reported from the provision based on the ETR in the interim period in which they occur.

Other Consolidated Financial Data
	(Millions of yen, millions of U.S. dollars)
	Three months ended September 30
	2009	2010	2010
Capital expenditures (additions to property, plant and equipment)	¥47,839	¥35,726	$430
Depreciation and amortization expenses*	93,786	80,851	974
(Depreciation expenses for property, plant and equipment)	(66,141)	(51,974)	(626)
Research and development expenses	109,165	106,943	1,288

	(Millions of yen, millions of U.S. dollars)
	Six months ended September 30
	2009	2010	2010
Capital expenditures (additions to property, plant and equipment)	¥105,104	¥86,065	$1,037
Depreciation and amortization expenses*	181,026	167,675	2,020
(Depreciation expenses for property, plant and equipment)	(128,809)	(105,071)	(1,266)
Research and development expenses	208,981	206,013	2,482

* Including amortization expenses for intangible assets and for deferred insurance acquisition costs.